Exhibit 99.1

Obsidian Energy Announces Participation in the EnerCom Denver Energy Investment Conference

CALGARY, August 10, 2023 – OBSIDIAN ENERGY LTD. (TSX / NYSE American – OBE) (“Obsidian Energy”, the “Company”, “we”, “us” or “our”) announces that we will be participating in the 2023 EnerCom Denver Energy Investment Conference from Tuesday, August 15 to Wednesday, August 16, 2023, in Denver, Colorado at the Westin Denver Downtown Hotel.

Peter Scott, Senior Vice President and Chief Financial Officer, will be presenting at 10:30 a.m. MDT (12:30 am EDT) on Tuesday, August 15, 2023, followed by a 50-minute breakout session. Mr. Scott will also be hosting one-on-one meetings at the conference.

The presentation will be webcast live and available after the event on our website and the conference webcast page.

CONTACT

OBSIDIAN ENERGY

Suite 200, 207 - 9th Avenue SW, Calgary, Alberta T2P 1K3

Phone: 403-777-2500

Toll Free: 1-866-693-2707

Website: www.obsidianenergy.com;

Investor Relations:

Toll Free: 1-888-770-2633

E-mail: investor.relations@obsidianenergy.com